SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                          (Amendment No. 5)*

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                       CATALYST INTERNATIONAL, INC.
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                           (Name of Issuer)


                             Common Stock
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                    (Title of Class of Securities)

                              14887T105
                       -----------------------
                           (CUSIP Number)

                             May 9, 2000
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        (Date of Event Which Requires Filing of this Statement)

CUSIP NO.  14887 T105            13G                   Page 2 of 5 pages
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(1)   Name of Reporting Persons
      I.R.S. Identification No. of Above Persons(entities only)

               Terrence L. Mealy
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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      (a) |_|
               Not Applicable                         (b) |_|
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(3)   Sec Use Only


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(4)   Citizenship or Place of Organization

               Iowa
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              (5)   Sole Voting Power

  Number Of               935,252
   Shares      --------------------------------------------------
Beneficially  (6)   Shared Voting Power

  Owned By                6,000
    Each       --------------------------------------------------
  Reporting   (7)   Sole Dispositive Power
   Person
    With                  935,252
               --------------------------------------------------
              (8)   Shared Dispositive Power

                          6,000
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(9)    Aggregate Amount Beneficially Owned by Each Reporting Person

               941,252
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(10)   Check if the Aggregate Amount In Row(9) Excludes Certain Shares *

               Not Applicable
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(11)   Percent of Class Represented by Amount in Row(9)

               11.80%
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(12)   Type of Reporting Person(See Instructions)

               IN
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(14)  Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_| Rule 13d-1(b)
      |_| Rule 13d-1(b)
      |X| Rule 13d-1(d)

Cusip No. 14887 T105              13G                        Page 3 of 5
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Item 1(a) Name of Issuer:

           Catalyst International, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          8989 North Deerwood Drive
          Milwaukee, Wisconsin 53223

Item 2(a) Name of Person Filing:

          Terrence L. Mealy

       (b) Address or Principal Business Office or, if none, Residence:
           301 East Second Street
           Muscatine, Iowa 52761

       (c) Citizenship:

           Iowa

       (d) Title of Class of Securities:

           Common Stock

       (e) CUSIP No.:

           14887 T105

Item 3.

Not Applicable

Item 4. Ownership:


        (a) Amount Beneficially Owned:

            941,252

        (b) Percent of class:

            11.80%

        (c) Number of shares as to which each person has:

            i.   Sole power to vote or to direct the vote

                 935,252+

            ii.  Shared power to vote or to direct the vote

                 6,000++

            iii. Sole power to dispose or to direct the disposition of

                  935,252+
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Cusip No. 14887 T105                13G                      Page 4 of 5
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            iv.  Shared power to dispose or to direct the disposition of

                 6,000++

Item 5. Ownership of Five Percent or Less of a Class:

        Not Applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person:

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Securities Being Reported on By the Parent Holding Company or Control Person:

       Not Applicable

Item 8. Identification and Classification of Members of the Group:

        Not Applicable

Item 9. Note of Dissolution of Group:

        Not Applicable

Cusip No. 14887 T105             13G                        Page 5 of 5
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Item 10. Certifications:

         + Includes options to purchase 18,163 shares, all of which are immediately exercisable.

         ++ Includes 6,000 shares held by the reporting person's spouse. The reporting person disclaims beneficial ownership of these securities, and this reporting personal shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of section 13 or for any other purpose.


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:              February 08, 2001

Signature:          /S/ Terrence L. Mealy

Name/Title:         Terrence L. Mealy / Director